John J. Concannon III
Direct Phone:	617.951.8874
Direct Fax:	617.951.8736
jack.concannon@bingham.com

Via Federal Express

August 12, 2008

Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Ms. Rose Zukin

Re:	Access Pharmaceuticals, Inc. – File No. 333-149633
Statement of Reasons for Eligibility of Registration
Pursuant to Rule 415(a)(1)(i)

Dear Ms. Zukin:

On behalf of our client, Access Pharmaceuticals, Inc., a Delaware corporation (the "Company"), set forth below is the Company's response to your request for additional information regarding the Company’s request for registration pursuant to Rule 415.  In a subsequent phone conversation you requested that the Company provide the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") additional information pertaining to (1) why the convertible promissory notes (the “Notes”) listed in Table 1 attached hereto, were exchanged for shares of Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”), (2) disclosure of the number of shares of Company Common Stock issuable upon conversion of the Notes and the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock, and (3) a comparison of the material terms of the Notes and the Series A Preferred Stock.  For ease of reference, the requests are printed below in bold print, followed by the Company's responses.

1.  Description of why the Notes were exchanged for shares of Series A Preferred Stock.

The Company is an emerging biopharmaceutical company focused on developing products based upon its nanopolymer chemistry technologies. Currently, the Company has one approved product, two products in Phase 2 clinical trials and five products in pre-clinical development. The Company has limited revenues and depends on outside investment for funding its working capital and capital expenditures.  To further finance on-going operations, the Company recently offered for sale shares of its newly created Series A Preferred Stock.  A total of 18 investors participated in the first closing of the Series A preferred stock on November 7, 2007.

Pursuant to the terms of the Preferred Stock and Warrant Purchase Agreement, dated November 7, 2007 (the “Purchase Agreement”) all of the holders of the Notes, as a condition to the closing of the Preferred Stock transaction were required  to cancel and exchange those Notes for shares of Series A Preferred Stock.  The Note holders agreed to this exchange to assist the Company in its sale of its Series A Preferred Stock.  The Note holders, knowing that the Company would have a substantially more difficult time selling shares of Series A Preferred Stock, or any other equity of the Company, if the Notes were still outstanding and senior to the Series A Preferred Stock, agreed upon a request by the Company (and as required by the new investors) to the exchange.  As a result of the exchange, the Note holders gave up significant seniority, including a security interest in the assets of the Company, and other rights in an effort to assist the Company is obtaining additional financing.  Had the Note holders not exchanged their Notes for Series A Preferred Stock, the Company likely would not have been able to raise additional funds through the sale of Series A Preferred Stock or through any other equity financing.  At the time of the exchange and Preferred Stock financing, the Company did not have funds adequate to continue its planned operations.

Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
August 12, 2008

As noted in our correspondence letter dated July 2, 2008, a total of 7,577,868 shares of the common stock issuable upon conversion of the Notes were previously registered (see attached Table 1 for applicable registration statements). In an effort to assist the Company in raising the additional funds it needed to meet its working capital obligations, the holders of the Notes agreed to exchange the Notes for shares of Series A Preferred Stock.  The Notes were convertible into shares of common stock and would have been senior in rights to the shares of Series A Preferred Stock.  However, as mentioned, the holders of the Notes agreed to this exchange and since the common stock underlying the Notes were previously registered, we believe they should also be entitled to register the shares on common stock underlying the Series A Preferred Stock for which the notes were exchanged.

2.  Disclosure of the number of shares of Common Stock issuable upon conversion of the Notes and the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

As noted in Table 2 attached hereto, the Notes and accrued interest thereon were convertible into a total of 7,577,868 shares of Common Stock at the time they were exchanged for shares of Series A Preferred Stock.  In addition, the Series A Preferred Stock issued in exchange for the Notes were convertible into 7,577,868 shares of Common Stock at the time of the exchange.

3.  Provide a comparison of the material terms of the Notes and Series A Preferred Stock.

Table 3 attached hereto contains a summary of the material terms of the Notes and the Series A Preferred Stock.  This summary is not meant to be comprehensive and does not modify, replace, or describe all of the actual terms of the Notes or Series A Preferred Stock.  Each of the Notes and the Certificate of Designation were previously filed as exhibits to the Company’s periodic filings and, for your convenience, we have attached copies of these filings to this letter.

Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
August 12, 2008

Summary

The Company respectfully submits that the transaction being registered under Form S-1, filed with the Commission on March 11, 2008, is eligible to be made on a shelf basis under Rule 415(a)(1)(i), as such securities are currently held by, or are issuable to, entities other than the Company, none or which are subsidiaries of the Company, and to none of which the Company is a subsidiary.

The Company wishes to register 18,170,747 shares of common stock.  These shares consist of shares underlying convertible Series A Preferred Stock, shares issuable upon the exercise of certain Company warrants and shares issuable by the Company as dividends on the Series A Preferred Stock, with such dividends to be issued at the Company’s option in lieu of cash dividends. Of the total number of shares being registered, 9,428,749 relate to shares (including warrants) issued to three separate entities (and their affiliates) in exchange for previously issued convertible notes, none of these entities are either a subsidiary, or the parent of the Company:

1.	Oracle Partners and affiliates,
2.	Lake End Capital LLC and affiliates, and
3.	SCO Capital Partners and affiliates.

The facts and circumstances surrounding the requested registration, as highlighted through the benefit of hindsight, indicate that this is not a primary offering.  Since the initial sale of Series A Preferred Stock on November 9, 2007, there has only been one sales of Series A Preferred Stock.  This sale was for a total of 20 shares of Series A Preferred Stock.  In addition, only three separate entities have requested conversion of their Series A Preferred Stock.  As a result only 45 shares of Series A Preferred Stock have been converted into 150,000 shares of common stock.  Even if all of these 150,000 shares were sold by the converting entities, it certainly does not appear to be substantial enough to suggest that this transaction is a primary offering.

We would also like to reiterate that a significant number of the shares the Company is seeking to register in this transaction (approximately 42%) are effectively shares that were already registered in previous registration statements.  The holders of the Notes were entitled to convert those notes for shares of common stock.  Those holders have now exchanged those Notes for a new convertible security.  Since the common stock underlying the Notes were previously registered, we believe it is appropriate to register at this time the shares pursuant to Rule 415(a)(1)(i).

Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
August 12, 2008

Amendment to Prior Table

In addition to the points above, we are attaching an amended Table 1 to our response letter dated July 2, 2008 and filed as correspondence on July 23, 2008.  This table has been revised to correct a misclassification of “Common Shares Acquired.”  In the original table, an additional 709,734 shares were included in the “Series A Purchase” total on 11/9/2007.  These shares were actually acquired through the exchange of a note, and not a cash purchase, and should have been included in the row titled “Series A Purchase/Exchange of Note.”  This reclassification does not change the number of shares the Company is seeking to register.

If you have any questions regarding this matter or require any additional information, please contact me at (617) 951-8874.  If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response.

Very truly yours,

/s/ John J. Concannon

John J. Concannon III, Esq.
Bingham McCutchen, LLP

cc:           Mr. Jeffrey B. Davis
Mr. Stephen B. Thompson

Table 1

Note holder	Principle Amount	Original Date of Note	Original Interest Rate	Original Converion Price		Prior common stock registration number
Beach Capital LLC	$ 500,000	2/16/2006	7.50%	$0.22	(1)	333-135734
Lake End Capital LLC	$ 500,000	2/16/2006	7.50%	$0.22	(1)	333-135734
Lake End Capital LLC	$ 100,000	10/24/2006	7.50%	$0.22	(1)	N/A
Lake End Capital LLC	$ 100,000	12/6/2006	7.50%	$0.22	(1)	N/A
SCO Capital Partners LLC	$ 4,000,000	2/16/2006	7.50%	$0.22	(1)	333-135734
SCO Capital Partners LLC	$ 400,000	10/24/2006	7.50%	$0.22	(1)	N/A
SCO Capital Partners LLC	$ 400,000	12/6/2006	7.50%	$0.22	(1)	N/A
Oracle Institutional Partners LP	$ 698,500	9/13/2000	7.00%	$5.50	(2)	333-135734 & 333-92210
Oracle Offshore Ltd	$ 132,000	9/13/2000	7.00%	$5.50	(2)	333-135734 & 333-92210
Oracle Partners, LP	$ 2,524,500	9/13/2000	7.00%	$5.50	(2)	333-135734 & 333-92210
SAM Oracle Investments, Inc.	$ 660,000	9/13/2000	7.00%	$5.50	(2)	333-135734 & 333-92210

Notes:

(1) - Notes were convertible at $1.10 per share at the time of exchange.
(2) - Notes were convertible at $1.00 per share at the time of exchange, however pursuant to the terms of the exchange these notes were exchanged for Series A
Preferred Stock assuming a conversion rate of $3.00 per share.

Table 2

Note holder		Amount	Notes Convertible Into Common Stock
SCO Capital LLC (1)	Principal	$4,800,000	4,363,636
	Interest due	585,750	532,500
Total SCO Capital LLC Notes		$5,385,750	4,896,136

Lake End Capital LLC (1)	Principal	700,000	636,363
	Interest due	80,709	73,371
Total Lake End Capital LLC Notes		$780,709	709,734

Beach Capital LLC (1)	Principal	500,000	454,545
	Interest due	65,729	59,754
Total Beach Capital LLC Notes		$565,729	514,299

Oracle Related Notes (2)	Principal	4,015,000	1,338,333
	Interest due	358,104	119,366
Total Oracle Capital LLC Notes		$4,373,104	1,457,699
Total		$11,105,292	7,577,868

Notes:

(1) - Comprised on 7.5% notes convertible at $1.10 per share at the time of exchange.
(2) - Comprised of 7.7% notes (originally 7% notes) convertible at $1.00 per share at the time of exchange, however pursuant to the terms of the exchange these notes were exchanged for Series A Preferred Stock assuming a conversion rate of $3.00 per share.

Table 3

	7.0% (Subject to Adjustment) Convertible Promissory Notes (collectively, the “7.0% Notes”)[2]	7.5 % Secured Convertible Promissory Notes (collectively, the “7.5% Notes”)[1]	Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”)

Interest & Repayment /Dividends	Company shall pay interest at the rate of 7.0% per annum. Pursuant to the terms of the note, the rate subsequently increased to 7.7% per annum. Rate increases to 10% per annum on any overdue amounts.	Company shall pay interest at the rate of 7.5% per annum, compounded quarterly.
Company shall pay cumulative dividends at the rate per share of 6% per annum, payable semi-annually on June 30 and December 31 of each year.

Dividends may be paid in cash or, if certain conditions are met, shares of the Company’s Common Stock.  Such conditions to payment of dividends in shares of Common Stock includes that such shares are covered by an effective registration statement.

Entitled to receive any dividends or distributions (other than dividends payable solely in additional Common Stock) declared by the Board and paid to the holders of Common Stock, pari passu on an as-converted basis.

Events of Default	Holder may declare 7.0% Note immediately due and payable. Upon an event of default as a result of bankruptcy or insolvency immediately due and payable without any declaration of a holder.
To the extent permitted by law, the Company will pay interest at the rate of 12% per annum, payable on demand, on the outstanding principal balance of the note from the date of the event of default until payment in full.
Dividends not paid within three (3) trading days of a dividend payment date shall continue to accrue and shall be entitled to a late fee of 18% per annum.

Voting Rights	N/A	N/A
Votes together, on an as converted basis, with the holders of Common Stock as a single class.

Subject to a beneficial ownership cap of 4.99%.  Cap may be waived by the holder of Series A Preferred Stock.

Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
August 12, 2008

Liquidation Rights	Unsecured creditor in liquidation or bankruptcy with priority over equity.
The 7.5% Notes are secured pursuant to the terms of a separate security agreement.

Company shall repay in full the entire principal balance then outstanding, plus all accrued and unpaid interest in the event of a sale or complete liquidation of the Company, unless the successor or acquiring corporation is to assume the 7.5% Notes.

Junior to any debt in any liquidation or bankruptcy. Upon a liquidation, dissolution or winding up of the Company, prior to any distributions to holders of the Common Stock or any other class of preferred stock, the holders of the Series A Preferred Stock shall be entitled to receive payment out of the Company’s assets in an amount equal to the greater of (i) the “Liquidation Preference” for the Series A Preferred Stock ($10,000.00 per share of Series A Preferred Stock), plus any accumulated and unpaid dividends thereon (whether or not declared), or (ii) the cash or other property distributable with respect to the shares of Common Stock into which shares of Series A Preferred Stock, including any accrued dividends thereon, could have been converted immediately prior to such payment.

Consent Rights	N/A	N/A
So long as 20% of the shares of Series A Preferred Stock remain outstanding, the consent of the holders of at least 66% of the Series A Preferred Stock at the time outstanding shall be necessary for effecting or validating any major corporate actions.

Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
August 12, 2008

Conversion other than upon Merger, Consolidation or Disposition of Assets
Optional Conversion:  The holder has the option, at any time on or after September 13, 2002 and before the close of business on September 13, 2005, to convert a 7.0% Note into fully paid and nonassessable shares of the Company’s Common Stock.  The 7.0% Notes shall be convertible at the rate of 1,000 shares of Common Stock for each $5,500 principal amount surrendered (the “Conversion Rate”).

Pursuant to the terms of amendment on November 3, 2005 the conversion price of the 7.0% Note was subsequently changed from $5.50 to $1.00.

The Conversion Rate shall be adjusted upon the payment of a dividend or other distribution of a class stock payable in shares of Common Stock, or if the Company issues rights, options or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the current market price per share of the Common Stock, or if the Company by dividend or otherwise issues to holders of Common Stock evidences of indebtedness, shares of any class of capital stock, or other property, or upon the combination or consolidation of the outstanding shares of Common Stock by reclassification or otherwise into a greater or lesser number of

Optional Conversion:  The holder has the option, at any time, to convert the principal amount plus accrued and unpaid interest thereon into such number of fully paid and non-assessable shares of the Company’s Common Stock as is determined by dividing (i) the portion of the principal amount to be converted plus accrued and unpaid interest thereon by (ii) the conversion rate which shall initially be $0.22.  Such rate subject to adjustment upon the issuance of dividends on common stock which are paid in common stock, or the combination or consolidation of the outstanding shares of common stock by reclassification or otherwise into a greater or lesser number of shares of common stock.  The conversion rate was subsequently amended to $1.10 pursuant to a 1 for 5 stock split.

Mandatory Conversion:  Upon the election of the Company following the occurrence of certain conversion triggering events, including an effective registration statement, a minimum trading price and the availability of a sufficient number of authorized and unissued shares of Common Stock.

Optional and Mandatory Conversion are subject to a Beneficial Ownership Cap (as defined in the 7.5% Notes) of 4.99%.

Optional Conversion:  Holders may convert all or any lesser portion of such holder’s shares of Series A Preferred Stock into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (i) the aggregate liquidation preference plus accrued and unpaid dividends thereon by (ii) $3.00 per share subject to adjustment.  Dollar amount is subject to full adjustment to the price of any additional the issuances of shares of Common Stock or common stock equivalents at a price below $3.00 per share.  Price is also subject to additional adjustments for the issuance of dividends on Common Stock which are paid in Common Stock, or the combination or consolidation of the outstanding shares of Common Stock by reclassification or otherwise into a greater or lesser number of shares of Common Stock.

Mandatory Conversion: The Company may, with the prior written consent of the holders of not less than a majority of the Series A Preferred Stock at such time outstanding, and following the occurrence of a conversion triggering event consisting of an effective registration statement and a minimum daily market price or a qualified financing with aggregate proceeds of at least $10,000,000, convert all of the shares of Series A Preferred Stock into such number of fully paid and non-assessable shares of Common Stock

Optional and Mandatory Conversion are subject to a Beneficial Ownership Cap of 4.99%.

Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
August 12, 2008

shares of Common Stock, or if the Company makes a cash distribution, or if the Company makes an excess purchase payment (pursuant to a tender offer for shares of its Common Stock), or as the Company deems advisable in order to avoid or diminish any income tax to any holders of shares of Common Stock resulting from any dividend or distribution of stock or issuance of rights or warrants or from any event treated as such for income tax purposes.

Conversion upon Merger, Consolidation or Disposition of Assets
The surviving entity shall deliver to the holders of the 7.0% Notes a supplemental agreement providing that such holder shall have the right thereafter, during the period a 7.0% Note is convertible, to convert a 7.0% Note into the securities, cash and property receivable upon the consolidation, merger or other disposition into which the note may have been converted immediately prior to such event, subject to certain qualifications.

If a successor or acquiring entity in a sale transaction, or if an entity different from the successor or acquiring entity, the entity whose capital stock or assets the holders of the Common Stock are entitled to receive as a result of such sale transaction, (a) is to assume the 7.5% Notes and the transaction documents and (b) the assuming entity is a publicly traded corporation, the assuming corporation shall expressly assume the due and punctual observance and performance of each and every covenant and condition contained in the 7.5% Notes and the transaction documents.

Upon a change of control pursuant to which shares of common stock of the successor or acquiring corporation, or any cash, shares of stock or other securities of the successor or acquiring corporation are to be received by the holders of the Company’s Common Stock, the successor corporation shall expressly assume the due and punctual observance and performance of each and every covenant and condition to be performed and observed by the Company pursuant to, and all obligations and liabilities contained in, the Certificate of Designation.

Participation Rights	N/A	N/A
Entitled to participate, up to such holder’s pro rata amount with respect to new issuance by the Company of any future equity or equity-linked securities or debt convertible into equity or in which there is an equity component, on the same terms and conditions as offered to the other purchasers thereof.

Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
August 12, 2008

Prepayment/ Redemption
Company Option: Subject to redemption at any time on or after December 31, 2001 (the “Redemption Commencement Date”), at the election of the Company, at a redemption price of 100% of the principal amount thereof, together with accrued interest; provided that the 7.0% Notes may not be redeemed on or after September 30, 2001 unless the closing price of the Company exceeds 1.5 times the conversion price of $5.50 for any period of 10 consecutive trading days commencing on or after August 30, 2001 and ending not less than two trading days prior to the Company’s giving notice of such redemption to the holder thereof.

Holder’s Option:  Upon a change in control, the holder of shall have the right, subject to the holders of the senior indebtedness to require the Company to repurchase the 7.0% Note, at a purchase price equal to 105% of the principal amount of the note, plus interest accrued to the repurchase date.  The Company may repurchase the note in cash or, upon fulfillment by the Company of certain conditions, by delivery of shares of Common Stock.

Company may not prepay the outstanding principal or interest prior to the maturity date without the written consent of the Payee, unless the Company provides notice at least 60, but not more than 90, days prior to the date on which the Company intends to make such prepayment.

Holder may demand that its shares of Series A Preferred Stock be redeemed upon any willful refusal by the Company to convert such holder’s Series A Preferred Stock..

The Company shall pay cash for each such share to be redeemed an amount equal to the greater of (i) all accrued but unpaid dividends as of the date on which demand for redemption is made, plus 100% of the liquidation preference, or (ii) the total number of shares of Common Stock into which such share is convertible, multiplied by the current market price at the time of the redemption triggering event.

Subordination	Subordinated in right of payment to the prior payment in full of all senior indebtedness.	N/A	N/A

Registration Rights	Entitled to resale registration rights.	Entitled to resale registration rights.	Entitled to resale registration rights. Stock dividends paid in lieu of cash dividends shall be registered unless holder of Series A Preferred Stock may sell such dividend shares pursuant to Rule 144.

Amended Table 1 to Correspondence dated July 2, 2008

Event Type	Form of Consideration	Date Acquired	Common Shares Acquired	Price per Share	Consideration Paid		Market Price	Market Value		In-the-Money/(out-of-the-Money) value of shares acquired
Prior Placement Warrants	Unexercised Warrant	10/26/2006	386,364	$ 1.32	N/A		$ 1.10	$ 425,000		(85,000)
Prior Placement Warrants	Unexercised Warrant	12/6/2006	386,364	$ 1.32	N/A		$ 1.80	$ 695,455		185,455
Sub-Total Prior Warrants being Registered			772,728					1,120,456		100,455
Series A Purchase	Cash	11/9/2007	3,179,996	$ 3.00	$ 9,540,001		$ 3.11	$ 12,097,060		427,870
Series A Purchase/Exchange of Note	Exchange of Note	11/9/2007	7,577,868	$ 3.00	$ 21,468,927	(1)	$ 3.11	$ 21,359,897		755,495
Series A Purchase Warrant	Unexercised Warrant	11/9/2007	3,649,880	$ 3.50	N/A	(2)	$ 3.11	$ 11,351,127		(1,423,453)
Series A Purchase	Cash	2/4/2008	908,331	$ 3.00	$ 2,725,000		$ 2.80	$ 2,543,327		(181,666)
Series A Purchase - Warrant	Unexercised Warrant	2/4/2008	499,584	$ 3.50	N/A	(2)	$ 2.80	$ 1,398,835		(349,709)
Other - Paid in Kind Dividends	Possible dividends (value at time of dividend date equal to 20 day moving average)	N/A	1,582,360	N/A	N/A		N/A	N/A		N/A
Total			18,170,747		$ 33,733,928			$ 49,870,701	(3)	$ (671,009)

Notes:
(1) - The Company is exchanging convertible notes for shares of Series A Convertible Preferred Stock.  The
9,121,179 shares of Common Stock underlying these notes were previously registered (see response Number 12 to the Comment Letter).
(2) - Included placement agent warrants listed on Table 3.
(3) - The Company received $14,254,800 of the "Market Value" in the form of cash.  The remainder is comprised of exchanged convertible notes and warrants.